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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 1)

                 FRESH FOODS, INC., formerly known as WSMP, INC.
                              (Name of the Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   929330 10 8
                                 (CUSIP Number)

                                 L. Dent Miller
                                 209 Museum Road
                        Statesville, North Carolina 28625
                                 (704) 872-2555
                  (Name, address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                 January 6, 2000
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following pages)

                               (Page 1 of 2 Pages)



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CUSIP No. 929330 10 8                 13D           Page 2 of 2 Pages
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1       NAMES OF REPORTING PERSONS                                L. Dent Miller
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)      [     ]
        (b)      [     ]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)
        [     ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION                       United States

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-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7     SOLE VOTING POWER                  571,421  (1)
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
          WITH
-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           8     SHARED VOTING POWER                         -0-

-------------------------- ----- -----------------------------------------------
-------------------------- ----- -----------------------------------------------
                           9     SOLE DISPOSITIVE POWER             571,421  (1)

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                           10    SHARED DISPOSITIVE POWER                    -0-

-------------------------- ----- -----------------------------------------------
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
        571,421  (1)

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12      CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES
        [    ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              9.8% (2)

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14      TYPE OF REPORTING PERSON
                                                                              IN

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(1) Consists of (i) 521,421 shares owned of record and (ii) 50,000 shares subject to currently exercisable call options.

(2) The ownership percentage calculated in Row 13 is based upon 5,810,004 shares of Common Stock outstanding as reported in the Company's quarterly report on Form 10-Q filed October 19, 1999 plus 50,000 shares subject to currently exercisable call options owned by Mr. Miller.


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Item 1.       SECURITY AND ISSUER.

Item 1 is amended and restated in its entirety as set forth below:

         This Statement relates to shares of Common Stock, no par value (the "Common Stock"), of Fresh Foods, Inc., a North Carolina corporation (the "Company"). The address of the Company's principal executive office is 9990 Princeton Road, Cincinnati, Ohio 45246.

Item 2.       IDENTITY AND BACKGROUND.

Item 2(a) is not amended.

Item 2(b) is amended and restated in its entirety as set forth below:

(b) The residence address of Mr. Miller is 209 Museum Road, Statesville, North Carolina 28625.

Item 2(c) is amended and restated in its entirety as set forth below:

(c) Mr. Miller's present principal occupation is as a co-owner of Commercial First, LLC, a commercial real estate firm.

Items 2(d) through 2(f) are not amended.

Item 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is not amended.

Item 4.       PURPOSE OF TRANSACTION.

Item 4 is not amended.

Item 5.       INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety as set forth below:

(a) Mr. Miller is the beneficial owner of 571,421 shares of Common Stock (consisting of 521,421 shares owned of record and 50,000 shares subject to currently exercisable call options), representing approximately 9.8% of the Company's currently outstanding Common Stock. The ownership percentage calculated in this Item 5 is based upon 5,810,004 shares of Common Stock outstanding as reported in the Company's quarterly report on Form 10-Q filed October 19, 1999, plus 50,000 shares subject to currently exercisable call options owned by Mr. Miller.



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(b) Mr. Miller has sole voting and dispositive power with respect to the 571,421 shares of Common Stock he beneficially owns.

(c) See Item 6 as it relates to the Stock Purchase Agreement between Mr. Miller and Mr. Richardson.

         Mr. Miller held call options to purchase 100,000 shares of Common Stock which expired on January 8, 2000.

(d) No person other than Mr. Miller has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended and restated in its entirety as set forth below:

         In connection with the merger (the "Merger") of WSMP Acquisition, Inc., a North Carolina corporation and wholly-owned subsidiary of the Company ("Sub"), with and into Sagebrush, Inc., a North Carolina corporation ("Sagebrush"), pursuant to an Agreement and Plan of Merger dated as of November 14, 1997 (the "Merger Agreement") among the Company, Sub, Sagebrush, Mr. Charles F. Connor, Jr. and Mr. Miller, Mr. Miller entered into an Affiliate Agreement with the Company dated January 29, 1998 (the "Affiliate Agreement"), whereby he agreed not to sell, pledge, transfer or otherwise dispose of any Common Stock issued to him in the Merger, except pursuant to an effective registration statement or in compliance with Rule 145 or an exemption from the registration requirements of the Securities Act.

         In addition, in the Merger Agreement the Company agreed to prepare and file with the Commission, within 30 days after the effective time of the Merger, and thereafter use its reasonable best efforts to cause to be declared effective by the Commission, a registration statement providing for the registration under the Securities Act of those shares of Common Stock issued as consideration in the Merger to or for the benefit of certain affiliates of Sagebrush (including Mr. Miller). Such registration statement became effective on or before March 1999.

         On January 6, 2000, Mr. Miller entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Mr. James C. Richardson, Jr. whereby he agreed to sell all shares of Common Stock beneficially owned by him to Mr. Richardson at a price of $7.00 per share on or before January 31, 2000. Under the Stock Purchase Agreement, $100,000 of the purchase price was payable in escrow upon execution of the agreement, $2,400,000 of the purchase price is payable at closing and the balance is payable under a note due no later than three years after the closing, with a portion of the shares sold being held in escrow pending payment of the note. A copy of the Stock Purchase Agreement is filed as Exhibit 3 to this Amendment No. 1 to Schedule 13D and is incorporated herein by this reference thereto.


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         In connection with Mr. Miller's disposition of all of his investment in the Company, the Company and Mr. Miller have entered into a Consulting and Noncompete Agreement dated as of January 6, 2000 providing for payments to Mr. Miller of $200,000 per year and family medical insurance coverage for five years. Mr. Miller also resigned from his position as a member of the Board of Directors of the Company pursuant to the Consulting and Noncompete Agreement.

         Except as set forth in Item 4 and this Item 6, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among Mr. Miller and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.       MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is amended and restated in its entirety as set forth below:

1. Agreement and Plan of Merger dated as of November 14, 1997 among the Company, Sub, Sagebrush, Mr. Miller and Charles F. Connor, Jr. and the related Plan of Merger (included as Appendix A to the Joint Proxy Statement-Prospectus constituting a part of the Company's Registration Statement on Form S-4 (Registration No. 333-43921) filed with the Commission on January 8, 1998 and, pursuant to Rule 12b-32 under the Exchange Act, incorporated by reference herein).

2. Affiliate Agreement dated as of January 29, 1998 between Mr. Miller and the Company (included as Exhibit 2 to the Schedule 13D of Mr. Miller filed with the Commission on February 9, 1998 and, pursuant to Rule 12b-32 under the Exchange Act, incorporated by reference herein).

3. Stock Purchase Agreement between Mr. Miller and Mr. Richardson entered into as of January 6, 2000.


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                                    SIGNATURE

              After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                 January 18, 2000


                                                 /s/ L. Dent Miller
                                                 -----------------------------
                                                 L. Dent Miller


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                                  EXHIBIT INDEX


EXHIBIT           DESCRIPTION

      1 Agreement and Plan of Merger dated as of November 14, 1997 among the Company, Sub, Sagebrush, Mr. Miller and Charles F. Conner, Jr. and the related Plan of Merger (included as Appendix A to the Joint Proxy Statement-Prospectus constituting a part of the Company's Registration Statement on Form S-4 (Registration No. 333-43921) filed with the Commission on January 8, 1998 and, pursuant to Rule 12b-32 under the Exchange Act, incorporated by reference herein).

     2            Affiliate Agreement dated as of January 29, 1998 between Mr.
                  Miller and the Company (included as Exhibit 2 to the Schedule 13D of Mr. Miller filed with the Commission on February 9, 1998 and, pursuant to Rule 12b-32 under the Exchange Act, incorporated by reference herein).

     3            Stock Purchase Agreement between Mr. Miller and Mr.
                  Richardson entered into as of January 6, 2000.